NEWS RELEASE

ELD No. 09-17

TSX: ELD   NYSE-A: EGO

July 30, 2009

Q2, 2009 Financial and Operating Results

2009 Production and Cost Guidance Remains Intact –Earnings $0.07 per share

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” or the “Company”) is pleased to report on the Company's financial and operational results for the second quarter ended June 30, 2009.   The Company reported  net income of $25.9 million or $0.07 per share and cash flow from operations of $36.7 million or $0.10 per share for the second quarter ended June 30, 2009.

“This was a very strong quarter for us,” commented Paul N. Wright, President and Chief Executive Officer of Eldorado. “We are pleased with the performance of our mines, our total production increased by close to 38% over production in the first quarter of 2009.  We’re also proud to have robust margins and remain one of the lowest cost pure gold producers in the industry. These results keep us on track with our forecasted 2009 total production of approximately 330,000 ounces at a cash operating cost of $300 per ounce.  Other highlights of the quarter also underline our strong position: our cash balances have more than doubled since year-end, and with our recent investment in Sino Gold we will continue to focus on our strategy of regional growth.”

Q2 2009 Highlights

•

Produced 84,572 ounces of gold at our Tanjianshan and Kisladag mines at an average cash operating cost of $300 per ounce;

•

Sold 86,453 ounces of gold at a realized average price of $927 per ounce;

•

Reported earnings of $0.07 per share and cash flow of $0.10 per share;

•

Reported $135.7 million cash;

•

Completed the successful commissioning of the sulphide ore processing facility at Tanjianshan;

•

Entered into an agreement with Gold Fields to acquire 57.9 million shares of Sino Gold Mining, which subsequently closed July 27, 2009.

Financial Results

Eldorado’s consolidated net income for the second quarter of 2009 was $25.9 million or $0.07 per share, compared with $25.2 million or $0.07 per share in the second quarter of 2008. Over the quarter, we sold 86,453 ounces of gold at an average price of $927 per ounce, compared to 88,610 ounces at an average price of $904 per ounce in the second quarter of 2008. Lower sales volumes in the second quarter of 2009 as compared to 2008 were offset by higher unit prices.

Operating Performance

Kisladag

During the quarter, we placed 2,428,611 tonnes of ore on the leach pad at an average grade of 1.18 grams of gold per tonne. We produced 62,985 ounces of gold at a cash cost of $269 per ounce, up from production of 46,192 ounces of gold in the first quarter of 2009. Production improved compared to the first quarter as weather conditions returned to more normal patterns.

Tanjianshan

We produced 21,587 ounces of gold at a cash cost of $390 per ounce in the second quarter, up from 15,234 ounces in the first quarter.  We declared commercial production from the roaster at the start of the quarter and gold recovery continues to increase through the flotation and roaster circuits.  July production is expected to be approximately 10,500 ounces, reflecting the continued improved performance of the entire circuit.  During the quarter, we invested $2.2 million in capital expenditures, primarily relating to constructing and commissioning the roaster. Production guidance for our Tanjianshan mine remains intact at 95,000-100,000 ounces in 2009.

Development

Efemcukuru

We continued infill drilling of the north ore shoot, with drilling results showing good continuity of the mineralized zone along-strike and down-dip. Drilling will continue through the 3rd quarter and will be incorporated in an updated reserve and mine plan to be completed prior to year end. Mine construction, engineering and procurement activities continues to progress satisfactorily.

Vila Nova Iron Ore

We successfully completed the construction and initial commissioning of the process circuit at Vila Nova. Given the recent weakness in global demand for iron ore we have put the project on care and maintenance status until demand for iron ore increases and prices recover.

Perama Hill

At our Perama Hill project in Greece, we held meetings with local and regional officials during the quarter to discuss the project. We continued work on the preliminary environmental impact assessment, which we will submit to Greek authorities in the third quarter 2009.  Finally, we are preparing the National Instrument 43-101 report, which we also plan to file in the third quarter of the year.

Tocantinzinho

At our Tocantinzinho project in Brazil, we began scoping engineering studies to support the permitting effort and to help in the economic evaluation of the project. We also initiated an additional round of metallurgical testwork. In total, we spent $2.4 million at Tocantinzinho during the quarter.

Exploration

Turkey

We continued our reconnaissance work on the Sayacik project, which included a property-wide induced polarization geophysical survey and a drilling program. At Efemcukuru, we drilled 17 holes totalling 4,358 meters that continued to define the zone of mineralization along the northwest portion of the deposit and the area between the middle ore shoot and the north ore shoot. At Kisladag, we completed eight diamond drill holes totaling 5,568 meters designed to upgrade inferred resources lying below the design pit outline.

Brazil

Exploration in Brazil included the  drilling of 20 holes totalling 6,681 meters at the Tocantinzinho project.

China

At Tanjianshan, we drilled 216 shallow holes as part of our rotary air blast drilling program designed to test for extensions of Qinlongtan mineralization. The results are outlining a zone anomalous in gold and arsenic that extends southward from Qinlongtan.

Corporate Activities

Agreement with Gold Fields to acquire Sino Gold shares

Effective June 3, 2009, we entered into an agreement with Gold Fields to acquire 57.9 million shares of Sino Gold Mining (representing 19.83% of Sino Gold’s issued and outstanding shares), in exchange for 27.8 million Eldorado shares. The acquisition closed on July 27, 2009.

Disposal of interest in the Macusani East Uranium project

Effective June 1, 2009, we sold our interest in the Macusani East Uranium exploration project to Solex Resources. Following the completion of the transaction, Eldorado holds directly 13,820,487 Solex common shares representing 19.9% of the issued and outstanding Solex shares.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday July 31, 2009 to discuss the 2009 Second Quarter Financial Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialling 416-340-2216 in Toronto or 1-866-226-1792 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website www.eldoradogold.com.   A replay of the call will be available until August 7, 2009 by dialling 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 1164000.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax :604.687.4026

        Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                       Website www .eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2009	Second Quarter 2009	Second Quarter 2008	First Six Months 2009	First Six Months 2008
Gold Production
Ounces Produced	61,426	84,572	87,380	145,998	154,614
Cash Operating Cost ($/oz)1, [4]	296	300	229	298	222
Total Cash Cost ($/oz)[2,4]	315	322	259	319	263
Total Production Cost ($/oz)[3,4]	375	387	293	382	337
Realized Price ($/oz - sold)	909	927	904	920	917
Kisladag Mine, Turkey
Ounces Produced	46,192	62,985	55,490	109,177	82,718
Tonnes to Pad	2,084,714	2,428,611	2,092,957	4,513,325	2,622,437
Grade (grams / tonne)	1.34	1.18	1.47	1.26	1.41
Cash Operating Cost ($/oz)[4]	274	269	230	271	225
Total Cash Cost ($/oz)[2,4]	276	271	232	273	228
Total Production Cost ($/oz)[3,4]	315	309	273	312	264
Tanjianshan Mine, China
Ounces Produced	15,234	21,587	31,890	36,821	71,896
Tonnes Milled	228,066	231,874	193,035	459,940	416,430
Grade (grams / tonne)	3.97	5.63	6.04	4.81	6.46
Cash Operating Cost ($/oz)[4]	362	390	229	378	219
Total Cash Cost ($/oz)[2,4]	432	470	305	454	303
Total Production Cost ($/oz)[3,4]	557	616	327	591	420

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2009	2008
	$	$
Assets

Current assets
Cash and cash equivalents	135,720	61,851
Restricted cash (note 4)	5,500	-
Marketable securities	14,154	43,610
Accounts receivable and other	18,210	36,109
Inventories	104,235	86,966
Future income taxes	-	175
	277,819	228,711
Restricted assets and other	8,257	8,349
Mining interests	691,316	668,309
	977,392	905,369

Liabilities

Current liabilities
Accounts payable and accrued liabilities	43,972	42,659
Debt	5,121	139
Future income taxes	1,590	1,097
	50,683	43,895
Asset retirement obligations	4,957	4,812
Future income taxes	59,822	60,043
	115,462	108,750

Non-controlling interest	5,814	4,799

Shareholders Equity

Share capital (note 6(a))	951,255	931,933
Contributed surplus (note 6(b))	18,901	19,378
Accumulated other comprehensive income (loss) (note 6(c))	519	(5,971)
Deficit	(114,559)	(153,520)
	856,116	791,820
	977,392	905,369

Subsequent event (note 8)

Approved on behalf of the Board of Directors

                (Signed) Robert Gilmore          Director               (Signed) Paul N. Wright              Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the periods ended June 30,

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Six months ended
	2009	2008	2009	2008
	$	$	$	$
Revenue
Gold sales	80,147	80,059	132,353	148,734
Interest and other income	391	2,469	587	6,313
	80,538	82,528	132,940	155,047

Expenses
Operating costs	28,502	22,977	46,944	42,796
Depletion, depreciation and amortization	6,538	3,512	10,998	12,336
General and administrative	7,897	9,937	16,659	19,731
Exploration	3,374	2,672	5,436	4,863
Mine standby costs	936	-	936	2,433
Asset retirement obligation costs	78	133	131	266
Foreign exchange (gain) loss	1,962	(1,686)	(1,127)	(832)
	49,287	37,545	79,977	81,593

Gain on disposal of assets (note 3)	(1,463)	-	(1,463)	-
Gain on marketable securities	(1,083)	-	(119)	(24)
Interest and financing costs	77	842	158	1,870
Loss on derivative contract	-	739	-	1,478
	46,818	39,126	78,553	84,917
Income before income taxes and non-controlling interest	33,720	43,402	54,387	70,130

Income tax (expense) recovery
Current	(7,636)	(8,397)	(13,653)	(14,079)
Future	469	(4,843)	(758)	(5,152)
	(7,167)	(13,240)	(14,411)	(19,231)

Non-controlling interest	(653)	(5,007)	(1,015)	(5,007)

Net income for the period	25,900	25,155	38,961	45,892

Deficit, beginning of period	(140,459)	(296,439)	(153,520)	(317,176)

Deficit, end of period	(114,559)	(271,284)	(114,559)	(271,284)

Weighted average number of shares outstanding
Basic	371,118	345,051	370,494	344,827
Diluted	371,964	346,822	371,868	346,230

Earnings per share
Basic income per share - US$	0.07	0.07	0.11	0.13
Diluted income per share - US$	0.07	0.07	0.10	0.13

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	2009	2008	2009	2008
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	25,900	25,155	38,961	45,892
Items not affecting cash
Asset retirement obligations costs	78	133	131	266
Depletion, depreciation and amortization	6,538	3,512	10,998	12,336
Unrealized foreign exchange (gain) loss	2,257	-	(426)	418
Future income taxes expense (recovery)	(469)	4,843	758	5,152
Gain on disposal of assets	(1,463)	-	(1,463)	-
Gain on marketable securities	(1,083)	-	(119)	(24)
Imputed interest and financing costs	-	9	-	19
Stock-based compensation	2,721	2,961	5,801	7,843
Pension expense (note 5)	605	-	803	-
Non-controlling interest	653	5,007	1,015	5,007
Loss on derivative contract	-	739	-	1,478
	35,737	42,359	56,459	78,387
Bonus cash award units payments	(484)	-	(2,543)	-
Property reclamation payments	-	(745)	-	(1,397)
Contractual severance payments	-	(28)	-	(259)
Changes in non-cash working capital (note 9)	1,448	(2,255)	8,658	9,643
	36,701	39,331	62,574	86,374

Investing activities
Mining interests
Capital expenditures	(19,823)	(27,052)	(38,852)	(39,766)
Sales and disposals	35	219	35	440
Marketable securities
Purchases	-	(651)	-	(2,443)
Disposals	5,931	-	36,388	263
Pension plan contributions	(97)	-	(1,856)	-
Restricted cash and other restricted assets	2,520	11,010	(3,005)	5,710
	(11,434)	(16,474)	(7,290)	(35,796)

Financing activities
Capital stock
Issuance of common shares for cash	2,493	4,050	13,603	5,263
Long-term and bank debt
Proceeds	6	-	4,982	5,000
Repayments	-	(10,479)	-	(10,479)
	2,499	(6,429)	18,585	(216)
Net increase in cash and cash equivalents	27,766	16,428	73,869	50,362
Cash and cash equivalents - beginning of period	107,954	79,948	61,851	46,014
Cash and cash equivalents - end of period	135,720	96,376	135,720	96,376

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	2009	2008	2009	2008
	$	$	$	$

Net earnings for the period ended June 30,	25,900	25,155	38,961	45,892

Other comprehensive income (loss)
Unrealized gains on available-for-sale investment (note 6(c))	3,246	2,083	5,559	1,623
Realized gains (losses) on available-for-sale investments (note 6(c))	1,200	-	1,200	(61)
FIT on unrealized gains on available-for-sale investment (note 6(c))	(269)	-	(269)	-

Comprehensive income for the period ended June 30,	30,077	27,238	45,451	47,454

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or “the Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of that year. The court injunction was removed in February 2008 and the mine restarted production on June 6, 2008. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine (“São Bento”) was sold to AngloGold Ashanti on December 15, 2008.

With the exception of changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2008. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at June 30, 2009 and the consolidated results of operations, cash flows and comprehensive income for the three- and six-month periods then ended.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

Goodwill and intangible assets (Section 3064)

In February 2008, the Canadian institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective for the Company beginning January 1, 2009 and applies retrospectively.

Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 (“EIC-27”), “Revenues and Expenditures in the Pre-operating Period”, was withdrawn. This resulted in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs are no longer capitalized as an asset.

The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.    Changes in accounting policies and new accounting developments (continued)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

3.

Sale of subsidiary

Effective June 1, 2009, Eldorado sold to Solex Resources Corp. (“Solex”) its interest in the Macusani East Uranium project, the sole asset of Minera Frontera Pacifico S.A. (“MFP”), which was obtained through its acquisition of Frontier Pacific Mining Corporation in 2008.

Under the terms of the sale agreement, Solex acquired 27,555,244 common shares of MFP and Eldorado received 11,820,487 common shares of Solex, a promissory note in the amount of Cdn$2,000 payable in instalments of Cdn$1,000 on the first and second anniversaries of the closing (secured by a mortgage on the project), and a uranium royalty on the project. Eldorado also received a promissory note of Cdn$125 payable on demand.

Following the completion of the transaction, Eldorado holds directly 13,820,487 Solex common shares representing 19.9% of the issued and outstanding Solex shares (as at June 1, 2009).

This transaction resulted in a gain of $1,463.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. As at June 30, 2009, the Company had the following restricted cash:

	June 30, 2009 $	December 31, 2008 $

Collateral account against the HSBC bank loan – China	5,500	-

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Defined benefit plans expense

	Three months ended		Six months ended
	June 30,		June 30,
	2009 $	2008 $	2009 $	2008 $

Pension plan expense	39	-	56	-
SERP expense *	566	-	747	-

Total	605	-	803	-

* Supplemental Executive Retirement Plan

6.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2009 there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $

Balance, December 31, 2008	368,278,029	931,933

Shares issued upon exercise of share options, for cash	3,101,395	13,603
Estimated fair value of share options exercised		5,719

Balance, June 30, 2009	371,379,424	951,255

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2008	18,284	1,094	19,378

Non-cash stock-based compensation	5,242	-	5,242
Options exercised, credited to share capital	(5,719)	-	(5,719)

Balance, June 30, 2009	17,807	1,094	18,901

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Shareholders’ equity (continued)

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	June 30, 2009 $	December 31, 2008 $

Balance, beginning of period	(5,971)	214

Unrealized gains (losses) on available-for-sale investment-net of taxes	5,559	(6,431)
Other than temporary impairment charges	-	460
Realized gains (losses) on sale of available-for-sale investment transferred to net income	1,200	(61)
FIT on unrealized gains on available-for-sale investment	(269)
Reversal on acquisition of Frontier	-	(153)

Balance, end of period	519	(5,971)

7.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2008	5.71	13,438,914	3.9
Granted	9.37	688,000
Exercised	4.39	(3,101,395)
Cancelled	6.46	(55,000)

Balance, June 30, 2009	6.05	10,970,519	3.7

At June 30, 2009, 5,265,327 share purchase options (December 31, 2008 – 6,119,729) with a weighted average exercise price of Cdn$6.53 (December 31, 2008 – Cdn$5.69) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.    Stock-based compensation (continued)

Options outstanding at June 30, 2009 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	132,000	0.8	3.47	132,000	3.47
$4.00 to $4.99	4,597,075	4.3	4.88	746,407	4.88
$5.00 to $5.99	761,807	2.5	5.38	502,626	5.47
$6.00 to $6.99	2,242,800	3.6	6.44	1,280,125	6.44
$7.00 to $7.99	2,565,837	2.9	7.20	2,325,170	7.13
$9.00 to $9.99	641,000	4.7	9.53	268,999	9.61
$11.00 to $11.99	30,000	4.8	11.40	10,000	11.40

	10,970,519	3.7	6.05	5,265,327	6.53

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to June 30, 2009 has been included in the undernoted expenses in the Consolidated Statements of Operations and Deficit as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2009 $	2008 $	2009 $	2008 $

Operating costs	422	214	1,178	648
Exploration	349	200	575	753
General and administrative	1,950	909	3,489	3,579

	2,721	1,323	5,242	4,980

(c)

Bonus Cash Award Units plan

As of June 30, 2009, all Bonus Cash Award Units (“BCAUs”) awarded by the Company were exercised. The Company paid $2,543 in bonus cash award units in the six months ended June 30, 2009. The related expense for the six months ended as at June 30, 2009 in the amount of $559 is included in general and administrative expense in the Consolidated Statements of Operations and Deficit.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.

Agreement to acquire shares in Sino Gold Mining Limited

In June 2009, Eldorado entered into an agreement to acquire 57.9 million shares of Sino Gold Mining Limited (“Sino Gold”) from Gold Fields Limited (“Gold Fields”) in a private transaction in exchange for Eldorado shares. This represents approximately 19.83% of the issued and outstanding shares of Sino Gold.

Under the terms of the agreement, the Company will acquire 57,968,029 Sino Gold shares from Gold Fields. The transaction is to be settled though the issuance to Gold Fields of 27,824,654 shares of Eldorado by way of a prospectus. The number of Eldorado shares was determined based on an exchange ratio of 0.48 Eldorado shares for each Sino Gold share.

For a period of 18 months, Gold Fields will hold a top-up right which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers receive consideration equivalent to a share consideration ratio in excess of the share exchange ratio received by Gold Fields.

In connection with this transaction, a short form prospectus was filed and a receipt issued by the British Columbia Securities Commission and the Ontario Securities Commission to the Company on July 20, 2009.

The agreement closed on July 27, 2009.

9.

Supplementary cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2009 $	2008 $	2009 $	2008 $

Changes in non-cash working capital
Accounts receivable and other	(2,649)	1,829	18,528	2,008
Inventories	(5,685)	(5,078)	(12,077)	(2,421)
Accounts payable and accrued liabilities	9,782	994	2,207	10,056

	1,448	(2,255)	8,658	9,643

Supplementary cash flow information
Income taxes paid	12,862	8,678	12,862	8,678
Interest paid	122	259	122	259

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segmented information

During the periods ended June 30, 2009, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	June 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	192,857	158,175	-	-	-	351,032
Properties under development	66,474	-	-	208,145	-	274,619
Iron ore property	-	-	45,895	-	-	45,895
Other mining interests	6,283	-	11,260	-	2,227	19,770

	265,614	158,175	57,155	208,145	2,227	691,316

	December 31, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	190,881	163,157	-	-	-	354,038
Properties under development	54,378	-	-	207,407	-	261,785
Iron ore property	-	-	38,986	-	-	38,986
Other mining interests	4,151	-	7,359	-	1,990	13,500

	249,410	163,157	46,345	207,407	1,990	668,309

Operations

	For the three months ended June 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	60,526	19,621	-	-	-	80,147
Interest and other income	281	21	-	-	89	391
	60,807	19,642	-	-	89	80,538
Expenses except the undernoted	19,103	10,497	(259)	1,958	6,134	37,433
Depletion, depreciation and amortization	3,090	3,335	(99)	-	212	6,538
Exploration	1,615	416	637	-	706	3,374
Mine standby costs – Iron ore property	-	-	936	-	-	936
Gain on disposal of asset	-	-	-	-	(1,463)	(1,463)

Income (loss) before tax	36,999	5,394	(1,215)	(1,958)	(5,500)	33,720
Income tax expense	(7,017)	(402)	-	-	252	(7,167)
Non-controlling interest	-	(653)	-	-	-	(653)

Net income (loss)	29,982	4,339	(1,215)	(1,958)	(5,248)	25,900

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the six months ended June 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	101,606	30,747	-	-	-	132,353
Interest and other income	357	53	2	-	175	587
	101,963	30,800	2	-	175	132,940
Expenses except the undernoted	32,263	16,187	91	(238)	14,343	62,646
Depletion, depreciation and amortization	5,284	5,282	44	-	388	10,998
Exploration	2,849	607	799	-	1,181	5,436
Mine standby costs – Iron ore property	-	-	936	-	-	936
Gain on disposal of asset	-	-	-	-	(1,463)	(1,463)

Income (loss) before tax	61,567	8,724	(1,868)	238	(14,274)	54,387
Income tax expense	(13,626)	(1,020)	-	-	235	(14,411)
Non-controlling interest	-	(1,015)	-	-	-	(1,015)

Net income (loss)	47,941	6,689	(1,868)	238	(14,039)	38,961

	For the three months ended June 30, 2008

	Turkey $	China $	Brazil $	Other $	Total $

Revenue
Gold sales	50,930	29,129	-	-	80,059
Interest and other income	279	131	1,539	520	2,469
	51,209	29,260	1,539	520	82,528
Expenses except the undernoted	14,680	11,454	443	6,365	32,942
Depletion, depreciation and amortization	2,209	1,217	-	86	3,512
Exploration	1,927	96	346	303	2,672

Income (loss) before tax and other items	32,393	16,493	750	(6,234)	43,402
Income tax expense	(6,768)	(3,642)	(2,799)	(31)	(13,240)
Non-controlling interest	-	(5,007)	-	-	(5,007)

Net income (loss)	25,625	7,844	(2,049)	(6,265)	25,155

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the six months ended June 30, 2008

	Turkey $	China $	Brazil $	Other $	Total $

Revenue
Gold sales	73,244	75,490	-	-	148,734
Interest and other income	368	226	4,307	1,412	6,313
	73,612	75,716	4,307	1,412	155,047
Expenses except the undernoted	25,474	26,361	1,572	14,311	67,718
Depletion, depreciation and amortization	3,098	9,069	-	169	12,336
Exploration	3,170	188	794	711	4,863

Income (loss) before tax and other items	41,870	40,098	1,941	(13,779)	70,130
Income tax expense	(8,471)	(7,561)	(3,151)	(48)	(19,231)
Non-controlling interest	-	(5,007)	-	-	(5,007)

Net income (loss)	33,399	27,530	(1,210)	(13,827)	45,892